China Education Resources Inc.

(Formerly, China Ventures Inc.)

1118 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

Canada  V6C 3L2

October 12, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Judiciary Plaza

Washington, D.C.  20549

Attn:  Rolaine S. Bancroft

Re:

China Education Resources Inc. (formerly, China Ventures Inc.)

Withdrawal Request related to the Registration Statement on Form 20-F

Filed on August 18, 2005 (SEC File No. 000-50899)

Ladies and Gentlemen:

China Education Resources Inc. (formerly, China Ventures Inc.) (the “Registrant”) hereby requests withdrawal of its registration statement on Form 20-F (SEC File No. 000-50899) filed with the Securities and Exchange Commission on August 18, 2005.

Please contact Kenneth Sam at Dorsey & Whitney LLP, counsel to the Registrant, at 206 903-8804 with any questions.

Very truly yours,

China Education Resources Inc.

(formerly, China Ventures Inc.)

/s/ Ron Shon

Ron Shon, President

cc:  Kenneth G. Sam – Dorsey & Whitney LLP